United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒ Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-         .)

Vale informs on Paracatu and Patrimônio dikes and Stability Condition Declarations

Rio de Janeiro, September 2nd, 2020 - A Vale S.A. (“Vale”) informs that, in line with the continuous monitoring of the safety conditions of its geotechnical structures, and as a result of regular inspections and frequent interpretations of data related to the structures, performed through the function of the Engineer of Record (“EoR”), it started today, on a preventive basis, the Level 1¹ emergency protocol of the Paracatu and Patrimônio dikes, a protocol that does not require the evacuation of the population downstream of the structures. Both geotechnical structures had negative Stability Condition Declarations (DCEs) issued.

Geotechnical structure	Operational area	Municipality (MG)	Impact on 2020 production?
Paracatu dike	Mina Fazendão	Catas Altas	No
Patrimônio dike	Mina Gongo Soco	Barão de Cocais	No

Vale also informs that four geotechnical structures, with Level 1 emergency protocols initiated and communicated in previous periods, on a preventive basis, formally had, on this date, negative DCEs issued, as shown below:

Geotechnical structure	Operational area	Municipality (MG)	Impact on 2020 production?
Borrachudo II dike	Mina Cauê	Itabira	No
Dam 6	Mina de Águas Claras	Nova Lima	No
Dam 7A	Mina de Águas Claras	Nova Lima	No
Dam Área IX	Mina de Fábrica	Ouro Preto	No

Vale reiterates that its priority is the safety of people and communities downstream of its operations, as well as the safety of all its structures.

1 Regarding the Emergency Action Plan for Mining Dams (PAEBM).

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Head of Investor Relations
Date: September 2nd, 2020